KIRKLAND LAKE GOLD IDENTIFIES POTENTIAL NEW SOURCE OF GOLD PRODUCTION
IN NORTHERN TERRITORY OF AUSTRALIA

High-grade visible-gold bearing mineralization extended to approximately 1,000 metres (“m”) below surface at Union Reefs, the location of Company’s processing facility
Key intercepts: 95.0 g/t Au over 1.1 m (including 161 g/t Au over 0.6 m); 10.8 g/t Au over 3.0 m and 22.2g/t Au over 1.0m.

Underground exploration development into Lantern Deposit at Cosmo mine advanced 120 m to date; two exploration drifts to expose Lantern mineralization and support ongoing underground drilling, mapping and sampling

Both exploration programs form key components of the plan to resume mining operations in the Northern Territory of Australia.

Toronto, Ontario – April 30, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced positive drill results at Union Reefs, where the Company’s processing plant in the Northern Territory is located. The Company’s Northern Territory operations, including the Union Reefs Mill and Cosmo Mine, have been on care and maintenance since June 30, 2017. Four holes for 4,287 m were drilled from surface to test the potential of the Prospect Deposit (“Prospect”), Crosscourse Deposit (“Crosscourse”) and the Lady Alice Deposit (“Lady Alice”), all related to historic open-pit mining activities at Union Reefs. The results indicate the continuation of gold mineralization at the three deposits below known Mineral Resources, and highlights the potential for Mineral Resource expansion at each location within the Union Reefs gold trends.

Drilling at Union Reefs is being conducted as part of a multi-location exploration program intended to establish economic deposits that may warrant the resumption of operations in the Northern Territory. Another key component of the program is exploration drilling and development at the Lantern Deposit, located at the Cosmo mine site approximately 70 km from Union Reefs. In December 2017, the Company announced drill results that significantly expanded the size of the Lantern Deposit, and included the highest-grade intersection ever identified at Cosmo (4,750 g/t Au over 0.3 m, with an estimated true width (“ETW”) of 0.2 m), located approximately 250 m north of the known Lantern mineralization (see Kirkland Lake Gold News Release dated December 19, 2017). Underground development into the Lantern Deposit from the existing Cosmo ramp commenced in early April 2018, with total development to date of 120 m. In total, two exploration drifts are currently being developed to expose the Lantern mineralization and support underground drilling, mapping and sampling as the Company works towards bringing the Lantern Deposit into production.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “The potential to resume operations in the Northern Territory represents a significant opportunity to generate value for Kirkland Lake Gold. The success that we are having with the Lantern Deposit at Cosmo, and now at Union Reefs, increases our confidence that we can establish an attractive five-year mine plan in the Northern Territory that will lead to profitable gold production that generates free cash flow. For some time, we have thought that establishing an operation that meets our key objectives of around 100,000 ounces of annual production at operating cash costs of under $650 per ounce and all-in sustaining costs of better than $950 per ounce would involve feeding the Union Reefs mill from multiple locations. The Lantern Deposit is quickly advancing towards becoming an economic orebody, with progress expected to accelerate once we have completed our two exploration drifts. Today’s results from Union Reefs represent a substantial extension of known mineralization, and highlight the potential that exists to identify additional economic deposits within our Northern Territory land position. Drilling is continuing at Union Reefs, following up on the latest results, including infill drilling, and exploring for new mineralized zones. With continued exploration success, we are increasingly confident that a decision to resume operations in the Northern Territory can be made.”

Drilling Highlights within Prospect, Crosscourse and Lady Alice at Union Reefs

Drill results reported today include four drill holes for a total of 4,287 m which lie about 500 m north of the Union Reefs processing plant. The drilling was completed late in 2017 as part of the Northern Territory Large Ore Deposit Exploration (“LODE”) (“”) program targeting existing mineral deposits at depth. It represents a successful program of large-scale, step-below drilling with results demonstrating the significant high-grade potential of Prospect, Crosscourse and Lady Alice.

Key intercepts are listed below, with further details provided in the commentary that follows.

  95.0 g/t Au over 1.1 m (ETW 1.0 m), including 161 g/t Au over 0.6 m (ETW 0.5 m) in hole URNDD0097 (Crosscourse)
  10.8 g/t Au over 3.0 m (ETW 1.9 m), in hole URNDD0096W1 (Prospect)
  22.2 g/t Au over 1.0 m (ETW 0.7 m) in hole URNDD0097W1 (Crosscourse)
  25.6 g/t Au over 0.85 m (ETW 0.5 m) in hole URNDD0096W1 (Crosscourse)
  20.5 g/t Au over 0.95 m (ETW 0.7 m) in hole URNDD0097W1 (Prospect)
  15.6 g/t Au over 0.90 m (ETW 0.5 m) in hole URNDD0096 (Prospect)
  7.3 g/t Au over 1.7 m (ETW 1.2 m) in hole URNDD0097W1 (Lady Alice)

Drill results are presented in Table 1 and drill collars listed in Table 2.

All drill holes intersected significant mineralization for the Prospect and Crosscourse targets, with drill hole URNDD0097W1 extended further east to also intersect the parallel Lady Alice target. The intersected mineralization occurs within large quartz-carbonate-chlorite veins (Prospect & Lady Alice) or within stockwork vein systems (Crosscourse). Weak sericite alteration affects the metasedimentary host rocks adjacent to the veins, which have modest sulfides present, dominated by arsenopyrite and pyrite. The mineralization is also anomalous in base metals, as galena and sphalerite. Small amounts of visible gold has been observed in the drilling.

The drilling intercepts confirm that mineralization extends to over 1,000 m below surface (Figure 3). Past open-pit mining in the late 1990s and early 2000s was restricted to 240 m maximum depth from surface with no underground mining having occurred at Union Reefs since the late 1800s. The Prospect intercepts increase the mineralization footprint to over 500 m below existing Measured and Indicated and Inferred Mineral Resources. The Crosscourse plunge extent is now extended by approximately 800 m below existing Measured and Indicated and Inferred Mineral Resources. The Lady Alice drilling intercept occurs 800 m vertically below existing Inferred Mineral Resources. Based on current drill data, the Company believes that considerable potential exists for continued expansion of the Union Reefs Mineral Resources, both along strike and down-plunge of all historical & present deposits. More information about existing Mineral Resources at Union Reefs is provided in the Technical Report, entitled, “Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations,” effective December 31, 2015 and dated March 21, 2016, available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

There are currently two surface diamond drill rigs operating in the Union Reefs region, testing areas around the existing deep intersections, as well as investigating the potential for additional deep mineralized structures.

Commencement of underground exploration development mining into Lantern

Underground development, to provide locations for drilling and underground exposures of Lantern mineralization, commenced in early April, with 120 m completed as at April 22, 2018. Development has focused on the upper 920 m level drill drive and will eventually expose Lantern mineralization for mapping and sampling to strengthen geological interpretations and enhance the understanding of gold grade distribution within the Deposit.

Underground development is also progressing on the 610 m level drill drive, which will cross-cut a lower portion of the Lantern mineralization, and be advanced further westwards to establish locations for drilling. Drilling from such locations will support potential expansion of the Lantern Mineral Resource at depth. The development is positioned to cross-cut through Lantern mineralization down-plunge of the high-grade drill intercept 1,624 g/t Au over 0.91m (ETW 0.6 m) in hole LU73020, as previously reported (see Press Release dated December 19, 2017 filed on SEDAR).

Union Reefs Region – Background

Union Reefs is hosted in the regionally-significant Pine Creek Shear Zone, as a northwest trending strongly gold-mineralized structure. Gold mineralization at Union Reefs is focused within two sub-parallel quartz reef and shear zone systems, known as the Lady Alice Line (eastern line) and the Union Line (western line). Both lines have extensive gold mineralization that trends north-northwest through tightly folded siliciclastic rocks of the Burrell Creek Formation.

Gold mineralization along the Lady Alice Line is hosted within sub-vertical axial, planar shear zones along the western limb of the Lady Alice Anticline. Important gold deposits along the Lady Alice Line include Millar’s, Ping Que, Big Tree and Lady Alice. The Union Line dips steeply-east and hosts several significant gold deposits, including Union South, Prospect, Union North and Alta. Crosscourse, the largest known deposit at Union Reefs, occurs between the Union and Lady Alice Lines. A cross-cutting mineralized shear zone and complex vein system links the locally shorter distance between the Union and Lady Alice Lines at Crosscourse creating a large dilatational damage zone exploited by mineralizing fluids.

The Union Reefs region was a centre of significant gold mining between 1994 and 2004, with approximately one million ounces of gold extracted from 11 open pits. Mining was generally from shallow oxide pits (<80 m), with the exception of the Crosscourse Pit, which was mined to a depth of approximately 240 m and produced approximately 880 koz of gold. Mining has not occurred at Union Reefs since 2004, however the processing facility at the site continued operation until the Cosmo Mine was placed on care and maintenance effective June 30, 2017.

Qualified Person

Mark Edwards, FAusIMM (CP), MAIG, Project Director, NT Operations, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down hole deviations are measured using a down-hole Gyro instrument.

All reported drill intercepts are from NQ2 or HQ3 sized diamond drill core that was sampled from core cut longitudinally in half with a diamond saw. One-half of the drill core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.15 and 1.4m in length and were determined from logging of sulfide and visible gold and conform to logged lithological and alteration boundaries.

Assay results are based on 25 gram charge fire assay. Intercepts are calculated based on a 2 g/t Au cut-off and having a maximum 2 m internal dilution with a minimum width of 0.3m. No upper gold grade cap has been applied to the data. However, during any future mineral resource work the requirement for capping assay grades will be assessed.

Drill samples from the Union Reefs are routinely assayed at North Australian Laboratories Pty Ltd, an independent laboratory in Pine Creek, Northern Territory. Site audits and reviews of the laboratory are conducted from time to time as well as routine assessment of intra-laboratory analyses to ensure quality of reported results.

With the identification of significant, consistent, high-grades intersected in the drilling, testwork will be completed to ensure the suitability of sampling, assaying and QAQC methods in the preparation and analysis of samples from all Union Reefs and Cosmo drill core.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, the potential mineral resource estimate expansion at Cosmo and Union Reefs and anticipated timing thereof, the ability to resume operations at the Northern Territory project and anticipated effects thereof, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2017 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: Drilling Intercepts for Surface Diamond Drilling at Union Reefs

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
Crosscourse Lode
URNDD0096	773.5	774.55	1.0	4.2	0.8	Crosscourse
and	849.8	852.4	2.6	2.7	2.0	Crosscourse
and	858	861.5	3.5	2.1	2.7	Crosscourse
URNDD0096W1	723.7	724.5	0.8	7.7	0.6	Crosscourse
and	733.3	734.9	1.6	5.1	1.1	Crosscourse
and	739.5	742.5	3.0	2.9	1.9	Crosscourse
URNDD0096W1	754.55	755.4	0.9	25.6	0.5	Crosscourse
and	765	772	7.0	2.8	4.5	Crosscourse
URNDD0097	1,129.1	1,132.2	3.1	3.1	2.7	Crosscourse
and	1,196.6	1,201.2	4.6	3.8	4.0	Crosscourse
and	1,208.0	1,211.0	3.0	2.8	2.6	Crosscourse
and	1,224.9	1,226.0	1.1	95.0	1.0	Crosscourse
including	1,225.4	1,226.0	0.6	161	0.5	Crosscourse
URNDD0097W1	1,116.0	1,117.0	1.0	22.2	0.7	Crosscourse
and	1,149.15	1,150.5	1.3	5.4	1.0	Crosscourse
and	1,153.8	1,156.75	3.0	2.2	2.1	Crosscourse
Lady Alice Lode
URNDD0096	929.9	930.75	0.85	10.4	0.7	Lady Alice
and	934.3	935.3	1.0	5.4	0.8	Lady Alice
URNDD0097W1	1,260.6	1,262.3	1.7	7.3	1.2	Lady Alice
Prospect Area
URNDD0096	537.95	538.85	0.9	15.6	0.5	Prospect
and	602.65	602.95	0.3	16.1	0.2	Prospect
URNDD0096W1	642.5	645.5	3.0	10.8	1.9	Prospect
URNDD0097	1063.25	1065.1	1.8	2.9	1.6	Prospect
and	1,071.1	1,071.6	0.5	15.6	0.4	Prospect
and	1,117.35	1,117.8	0.45	18.2	0.4	Prospect
URNDD0097W1	964.9	965.85	0.95	20.5	0.7	Prospect
and	976.3	978	1.7	4.0	1.2	Prospect

Notes:

  Intercepts appearing in report highlights are in bold text.
  Intercepts are calculated based on a 2 g/t Au cut-off and having a maximum 2 m internal dilution with a minimum width of 0.3 m. No upper gold grade cap has been applied to the data.

Table 2: Surface Diamond Drill Hole Collar Locations, Union Reefs

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (m)	Collar Plunge (°)	Total Depth (m)
URNDD0096	6,945	4,505	1,187	88	-72	1,015.2
URNDD0096W1	6,945	4,505	1,187	88	-72	1,146.4
URNDD0097	7,105	4,319	1,184	76	-79	1,255.9
URNDD0097W1	7,105	4,319	1,184	76	-79	1,362

Notes:

  Collar locations are in Union Reefs Grid coordinate system.

Figure 1. Location Plan of Lantern Deposit

2,500 mN
4,000 mE
4,500 mE
5,000 mE
5,500 mE
B
Long Projections'
Line of Projection
2,000 mN
756,500 mE
Planned Lantern
610m RL Development
Cosmo
Pit
1,500 mN
8,502,500 mN
1,000 mN
Planned Lantern
925m RL Development
8,501,500 mN
500 mN
758,500 mE
N
8,500,500 mN
757,500 mE
A
0
500
metres
Cosmo Mine Grid with MGA 94 Zone52

Cosmo Mine

April 2018

KL | KIRKLAND LAKE GOLD

LOCATION PLAN OF LANTERN DEPOSIT

LEGEND

- Cosmo Mined Development
- Cosmo Pit
- Lantern Mined Development
- Lantern Proposed Development
- Lantern Mineralization Extent
- Northwest Trending Fault

LANTERN MINERAL RESOURCES & RESERVES

- Mineral Reserve

Mineral Resource Grade Shells

- Indicated >2 g/t Au
- Inferred >2 g/t Au

(Mineral Resources & Reserves as of December 31, 2017)

Figure 2. Longitudinal Projection of the Lantern Deposit

Figure 3. Location Plan of Union Reefs Mineralization

ALTA
800,000 mE
801,000 mE
802,000 mE
8,484,000 mN
8,483,000 mN
8,482,000 mN
8,481,000 mN
D
Long Projections' Line of Projection
UNION NORTH
LADY ALICE
7000mN
PROSPECT
B
URNDD0097
URNDD0097W1
URNDD0096W1
URNDD0096
A
Cross Section 7125mN
6000mN
Crosscourse
Union Line
Lady Alice Line
Union Reefs Mill
C
CROSSCOURSE SOUTH
PING QUE SOUTH
5000mN
UNION SOUTH
BIG TREE
TEMPLE
MILLARS
N
0
500
metres
Union Reefs Mine Grid with MGA 94 Zone52

Union Reefs

KL | KIRKLAND LAKE GOLD

LOCATION PLAN OF UNION REEFS MINERALIZATION

Key

Drillhole trace

MINERALIZATION TRENDS

Crosscourse

Union & Lady Alice Lines

April 2018

Figure 4. Longitudinal Projection of Union Reefs

Figure 5. Union Reefs Cross Section 7125mN

A
B
4500mE
4750mE
5000mE
5250mE
1250mRL
1000mRL
750mRL
500mRL
250mRL
Syncline
Outline of previously known
Prospect Mineralization
Union Line (Prospect Target)
Lady Alice Line
URNDD0097W1
URNDD0097
20.5 (0.95)
22.2 (1.0)
7.3 (1.7)
Crosscourse Target
Anticline
Syncline
18.2 (0.45)
95 (1.1)
incl. 161 (0.6)
View Looking North
0
250
Metres
Union Reefs Mine Grid
LEGEND
DRILL INTERCEPTS
Coloured by Grade (g/t Au)
>20
7 to 20
3 to 7
0.75 to 3
Hole Name
Grade (g/t Au) & (Downhole Interval) (m)
Near surface pre 2012 drillhole traces unlabelled
KL KIRKLAND LAKE GOLD
POTENTIAL MINERALIZED EXTENSIONS
Crosscourse
Union Line
Lady Alice Line
April 2018

Union Reefs
Cross Section 7125mN